September 23, 1996



MBNA Corporation
Wilmington, Delaware  19884

Ladies and Gentlemen:

     I have acted as counsel to MBNA Corporation, a Maryland corporation (the "Corporation"), in connection with the issuance and sale of 6,000,000 shares of Adjustable Rate Cumulative Preferred Stock, Series B (the "Preferred Stock").

     I have examined and relied upon such corporate records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Corporation, and have made such other and further investigations, as I have deemed relevant and necessary as a basis for the opinions hereinafter set forth. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such latter documents.

     Based upon the foregoing, and subject to the qualifications and limitations stated herein, it is my opinion that the Preferred Stock has been duly authorized by the Corporation and is validly issued, fully paid and nonassessable.

     I am a member of the Bar of the State of Maryland and I do not express any opinion herein concerning any law other than the laws of the State of Maryland and the federal law of the United States.

     I consent to the filing of this opinion with the Securities and Exchange Commission. In giving this consent I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

                                       Very truly yours,

                                   /s/ John W. Scheflen

                                       John W. Scheflen